SS&C Eze
12 Farnsworth Street | Boston, MA 02210
T +1.617.316.1000 | F +1.617.316.1001
www.ezesoft.com

February 25, 2021

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

To Whom It May Concern,
In connection with the DECEMBER 31, 2020 audit of the accounts of Eze Castle Transaction Services LLC and the DECEMBER 31, 2020 review of compliance with the exemption provisions of Rule 17a-5 for Eze Castle Transaction Services LLC, we enclose the following reports:

1. FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION.
   DECEMBER 31, 2020
   (Confidential Treatment Requested)

2. STATEMENT OF FINANCIAL CONDITION
   DECEMBER 31, 2020

3. EXEMPTION REPORT PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(d)(1) and (4)
   DECEMBER 31, 2020

Please note that the FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION DECEMBER 31, 2020, Item 1 above, is being filed on the confidential treatment basis as provided for in amended Rule 17a-5 Section (e) Paragraph 3 of the Securities Exchange Act of 1934.

Sincerely,

DocuSigned by:
Joseph Doherty
AE75306739EB45B...
Joseph Doherty
Eze Castle Transaction Services LLC
President and Chief Compliance Officer

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm)

(SEC I.D. No.8-66577)

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eze Castle Transaction Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Farnsworth Street, 6th Floor
(No. and Street)

Boston	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Casey Burgholzer 857-305-9669
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

101 Seaport Blvd	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph Doherty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eze Castle Transaction Services LLC, as of December 31st, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DocuSigned by:
Joseph Doherty
AE75306739EB45B...
Signature

President and Chief Compliance Officer
Title

2/25/2021
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Eze Castle Transaction Services LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Eze Castle Transaction Services LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 25, 2021

We have served as the Company's auditor since 2018.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Statement of Financial Condition

Year Ended December 31, 2020

Assets

Cash	$	4,969,998
Receivables and unbilled revenue, net of allowance for credit losses of $577,658		23,921,582
Other assets		44,760
Total assets	$	28,936,340

Liabilities and Member's Equity

Liabilities:		
Accounts payable and other accrued expenses	$	680,958
Due to affiliates		214,685
Deferred revenue		80,377
Total liabilities		976,020
Member's equity		27,960,320
Total liabilities and member's equity	$	28,936,340

(1) Organization and Description of Business

Eze Castle Transaction Services LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company supplies sell-side brokers with Financial Information eXchange ("FIX") connectivity services for the transmittal and receipt of trading-related messages between the brokers' order management system or other electronic order collection systems and Eze OMS, a software application developed for buy-side asset managers by Eze Castle Software LLC ("ECS" or "Parent"). Trading messages are sent through electronic connections whether physical, logical, virtual, or sponsored, and including, but not limited to, connections established for orders, indications of interest, notice of execution, drop copies, and connections staged via a third-party intermediary, between buy-side clients and sell-side brokers. The Company also offers sell-side brokers and buy-side asset managers with Execution Management Services ("EMS"), which is an online portal of routing, market data, and connectivity. The EMS system provides tools for managing executions, analytics, and centralized access to user-selected execution destinations which provide liquidity, access to other venues/execution destinations, and third-party proprietary products. The EMS platform provides its users trading capabilities and access to market data content. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's self-regulatory organization.

The Company is a wholly owned subsidiary of ECS. ECS is a wholly owned subsidiary of SS&C Technologies, Inc. (the "Group") and the ultimate holding company is SS&C Technologies Holdings, Inc. ("SS&C").

(2) Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments.* ASU 2016-13 requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company adopted ASU 2016-13 on January 1, 2020. Upon adoption, ASU 2016-13 did not have a material impact on our financial position, results of operations or cash flows.

(3) Significant Accounting Policies

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

(a) Use of Estimates

The Statement of Financial Condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

(b) Accounts Receivable

Accounts receivable are recorded at the invoiced amount and generally do not bear interest. The payment terms per the contract are stated at net 30 days.

Effective January l, 2020, the Company adopted ASC Topic 326, *Financial Instruments - Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company identified accounts receivable as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption. The allowance for credit losses is based on the Company's expectation of the collectability of receivables and unbilled revenue. The Company reviews aged balances as the primary driver in determining the allowance for credit losses. The Company also considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has concluded that this will not have a material impact on the financial statements.

	2020
Products Receivable	$ 12,234,936
Unbilled accounts receivable	12,264,304
Allowance for credit losses	(577,658)
Total accounts receivable, net	**$23,921,582**

The movement in current expected credit losses for impairment of accounts receivable during the year are as follows:

	2020
Balance at January 1, 2020	$ (679,207)
Current-period provision for expected credit losses	(206,060)
Write offs, net of contra write offs	307,609
Balance at December 31, 2020	$ (577,658)

(c) Fair Value of Financial Instruments

Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, accrued liabilities, and deferred revenue are reported at their contractual amounts, which approximate fair value.

(d) Other Assets

Other assets consist primarily of prepaid expenses.

(e) Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal, state, and local income tax purposes. SS&C is responsible for payment of state and local income taxes to the taxing authorities. The Company also had no state income or unincorporated business deferred tax asset or liability in the current year.

(4) Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2020, the Company did not own any financial assets or liabilities other than cash or other assets and liabilities with short and intermediate-term maturities and defined settlement amounts. Per the Company's accounting policies (note 3), the carrying amounts of assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

(5) Related-Party Transactions

In the normal course of business, the Company enters into related-party transactions with affiliates, including ECS, and certain other affiliated entities.

Under the Connectivity Services Agreement ("CSA") with ECS, the Company agrees to pay ECS a partnership fee for the support services and related technology rights provided to the Company for it to render FIX and EMS connectivity services. The fees charged by ECS are calculated based upon a flat fee and the eligible number of FIX connections as determined by the CSA.

Under the Servicing Agreement, ECS assists the Company by providing it with certain administrative and other services and, in turn, the Company agrees to pay ECS a monthly servicing fee to cover such expenses.

At December 31, 2020, the Company owed ECS $207,241 which is reflected in due to affiliates on the Statement of Financial Condition. The Company owed SS&C affiliates $7,444 which is reflected in the due to affiliates on the Statement of Financial Condition.

(6) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires that the Company maintain minimum net capital, as defined thereunder, of one-fifteenth of aggregate indebtedness, as defined thereunder, or $5,000, whichever is greater. At December 31, 2020, the Company had net capital of $3,993,978, which was $3,928,910 in in excess of its minimum net capital requirement of $65,068. The Company's aggregate indebtedness to net capital ratio was 0.24 to 1.

Advances to affiliates, repayment of borrowings, distributions, dividend payments, and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company claimed exemption throughout the year ended December 31, 2020, relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the acceptance of directed commission from broker-dealers who use the proprietary software products of the Company's parent company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

(7) Commitments and Contingencies

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's Statement of Financial Condition. The Company intends to defend itself vigorously against all claims asserted in these matters.

(8) Concentration of Credit Risk

The Company may maintain cash at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

(9) Guarantees

In the ordinary course of business, the Company enters into standard indemnification agreements. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for certain losses suffered or incurred by the indemnified party, generally the Company's business partners or customers, in connection with certain claims by any third party with respect to the Company's products or services. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnifications agreements is unlimited. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

(10) Subsequent Events

The Company makes regular distributions to ECS based on estimated monthly profits. The distributions declared and paid in January of 2021 was $1,100,000 and declared in February of 2021 was $2,000,000, respectively.

The Company has evaluated all subsequent events through February 25, 2021, the date of issuance of the Statement of Financial Condition and has determined that no other subsequent events have occurred that would require disclosure in the Statement of Financial Condition or accompanying notes.

SUPPLEMENTAL INFORMATION

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2020

Net Capital

Total member's equity	$	27,960,320
Nonallowable assets:		
Receivables from brokers and dealers and unbilled revenue, net		23,921,582
Other assets		44,760
Total nonallowable assets, deductions, and/or charges		23,966,342
Net capital under SEC Rule 15c3-1	$	3,993,978

Aggegate Indebtedness

Aggregate indebtedness	$	976,020
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	65,068
Net capital in excess of minimum requirement	$	3,928,910
Ratio of aggregate indebtedness to net capital		0.24 to 1

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2020 unaudited Part IIA FOCUS report filed on January 26, 2021.

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Statement Regarding SEC Rule 15c3-3

December 31, 2020

The Company limits its business activities exclusively to the acceptance of directed commission from broker-dealers who use the proprietary software products of the Company's parent company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Accordingly, the Company claims that the reserve provisions of Rule 15c3-3 do not apply under the exemption allowed by Footnote 74 of the SEC Release No. 34-70073. The Company met the identified exemption provisions throughout the year ended December 31, 2020 without exception.